PIMCO Income Opportunity Fun

Changes to the Funds Investment Policies:

Preferred Stock and Convertible Securities: Conversion to Common Stock The
Fund may invest in preferred stock and convertible securities, and these securities may allow for conversion into common stock. Effective April 6,2009, the Funds investment policies were revised to make explicit that the Fund may hold common stock received from conversion of other portfolio securities, such that common stock may represent up to 20% of the Funds total assets. The Board of Trustees formally approved of this policy based on the recommendations of the Investment Manager and Sub-Adviser that having the ability to hold common stock under these circumstances would be in the best interest of the Fund and the Funds shareholders. The Sub-Adviser believes it is in the best interests of the Fund to have the flexibility to participate in such conversions and to hold common stock received in such conversions until adequate value can be realized or it otherwise deems it appropriate to dispose of common stock holdings.

Holding common stock involves risks different from or in addition to the risks associated with debt instruments. The market price of common stocks and other equity securities may go up or down, sometimes rapidly or unpredictably. The value of a companys equity securities may fall as a result of factors directly relating to that company, such as decisions made by its management or lower demand for the company's products or services. The value of an equity security may also fall because of factors affecting not just the company, but also companies in the same industry or sector, or in a number of different industries or sectors, such as increases in production costs. The value of a company's equity securities may also be affected by changes in financial markets that are relatively unrelated to the company or its industry, such as changes in interest rates or currency exchange rates, adverse circumstances involving the credit markets, periods of relative illiquidity, volatility, and perceived or actual instability in the banking and financial service sectors. In addition, because a company's equity securities rank junior in priority to the interests of bond holders and other creditors, a company's equity securities will usually react more strongly than its bonds and other debt to actual or perceived changes in the company's financial condition or prospects. Equity securities generally have greater price volatility and usually produce lower yields than bonds and other debt securities.

Effective December 15, 2009, the Funds policy limiting its investments in below investment grade securities has been rescinded such that the Fund may now invest without limit in securities that are, at the time of purchase, rated below investment grade or unrated but judged by PIMCO to be of comparable quality, and may invest without limit in securities of any rating. Previously, the Fund could invest without limit in below investment grade securities and up to 15% of its total assets in securities below B. In addition, the Board approved the following revised description of the Funds investment program to indicate and clarify that the Fund is not required to invest a substantial portion of its assets in (i) securities of non-U.S. issuers or
(ii) mortgage-related securities:

Investments in Below Investment Grade Securities As general matter, the potential opportunities provided by lower quality securities in the high yield spectrum carry with them additional risks. Below investment grade securities are regarded as having predominantly speculative characteristics with respect to the issuers capacity to pay interest and to repay principal when due, and are commonly referred to as high yield securities or junk bonds. They may involve a greater risk of default and their prices are generally more volatile and sensitive to actual or perceived negative developments, such as a decline in the issuers revenues or a general economic downturn, than are the prices of higher grade securities. Lower-rated securities are generally less liquid than higher-rated securities, which may have anadverse effect on the Funds ability to dispose of a particular security. These risks are generally greater for lower quality securities in the high yield spectrum. This liquidity risk may be heightened for CCC/Caa and below rated securities due to the relatively smaller universe of eligible investors in these securities in comparison to investment grade issues.

Restatement of Investment Program The Fund seeks to achieve its investment objective and produce total return for shareholders by investing in a portfolio of corporate debt, government and sovereign debt, mortgage-backed and other asset-backed securities, bank loans and related instruments, convertible securities and other income-producing securities of U.S. and foreign issuers, including emerging market issuers. The Fund may invest without limit in securities of U.S. issuers and without limit in securities of non-U.S./foreign issuers. Among other instruments in which it may focus, the Fund may invest a substantial portion of its assets in a variety of mortgage-related securities issued by government agencies or other governmental entities or by private originators or issuers.

Dynamic Allocation Strategy
On behalf of the Fund, PIMCO employs an active approach to sector rotation among credit markets based on its assessment of relative value and credit trends. With PIMCOs macroeconomic analysis as the basis for top-down investment decisions, including geographic and credit sector emphasis, the Fund has the flexibility to allocate its assets among a broad spectrum of corporate, government and sovereign, mortgage/asset-backed, bank loan, convertible and other income-producing securities of U.S. and foreign (including emerging market) issuers, and PIMCO may choose to focus on particular countries/regions (e.g., U.S. v. foreign), industries and sectors to the exclusion of others at any time and from time to time based on market conditions and other factors. The relative value assessment within credit sectors draws on PIMCOs regional and sector specialist expertise. PIMCO will employ a disciplined credit approach which is driven by fundamental, independent research, with a focus on identifying securities and other instruments with solid and/or improving fundamentals.


Portfolio Management Strategies
In selecting investments for the Fund, PIMCO utilizes strategies which focus on credit quality analysis, duration management and other risk management techniques. PIMCO attempts to identify, through fundamental research,driven by independent credit analysis and proprietary analytical tools, debt obligations and other income-producing securities that provide current income and/or opportunities for capital appreciation based on its analysis of the issuers credit characteristics and the position of the security in the issuers capital structure, as well as its outlook for particular countries/regions, industries, sectors and the U.S. and global economies and bond markets generally.
PIMCO also attempts to identify investments that may appreciate in value based on PIMCOs assessment of the issuers credit characteristics, PIMCOs forecast for interest rates and other economic factors.